UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-9183

Harley-Davidson Financial Services, Inc. 401(k) Profit Sharing Plan (Harley-Davidson, Inc.)
(Exact name of registrant as specified in its charter)

3700 West Juneau Avenue, Milwaukee, Wisconsin 53208 (414) 343-8553
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan interests and common stock issuable under the Harley-Davidson Financial Services, Inc. 401(k) Profit Sharing Plan
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934 Harley-Davidson Financial Services, Inc. 401(k) Profit Sharing Plan (Harley-Davidson, Inc.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:    June 22, 2018

By:    /s/ J. Darrell Thomas
J. Darrell Thomas
Administrative Committee Member